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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                                (Amendment No. 1)*

                            Telecomm Industries Corp.
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                                 (Name of Issuer)

                          Common Stock, $0.01 Par Value
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                          (Title of Class of Securities)

                                   809241 10 2
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                                  (CUSIP Number)

                 Marc C. Krantz, Kohrman Jackson & Krantz P.L.L.,
            1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                 November 4, 1996
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                   SCHEDULE 13D
CUSIP NO. 809241 10 2
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Michael J. Toth
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                460,000
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     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
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         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               460,000
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        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     460,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.5%
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14   TYPE OF REPORTING PERSON*
     IN
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
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CUSIP No. 809241 10 2

     This Amendment No. 1 to Schedule 13D Statement is filed on behalf of Michael J. Toth for the purpose of reporting a disposition of shares of Common Stock, par value $0.01 per share, of Telecomm Industries Corp., a Delaware corporation ("Telecomm").

Item 1.   Security and Issuer.

     Item 1 is amended and supplemented as follows:

     This Amendment No. 1 to Schedule 13D Statement is filed on behalf of Michael J. Toth and relates to the shares of Common Stock, par value $0.01 per share (the "Shares"), of Telecomm, which has its principal executive offices at 9310 Progress Parkway, Mentor, Ohio 44060.

Item 2.   Identity and Background.

     Item 2 is amended and supplemented as follows:

     (a) This Amendment No. 1 to Schedule 13D Statement is filed on behalf of Michael J. Toth.

     (b)  Mr. Toth's business address is 9310 Progress Parkway, Mentor, Ohio
44060.

     (c) Mr. Toth's principal occupation is serving as Special Assistant to the Chairman of the Board of Telecomm and as a Director of Telecomm.

     (d)  Negative with respect to Mr. Toth.

     (e)  Negative with respect to Mr. Toth.

     (f)  Mr. Toth is a citizen of the United States of America.

Item 5.   Interest in Securities of the Issuer.

     Item 5 is amended and supplemented as follows:

     (a) According to the most recently available filing with the Securities and Exchange Commission by Telecomm, there are 10,255,291 Shares outstanding.

          Mr. Toth beneficially owns 460,000 Shares, or approximately 4.5% of the outstanding Shares.

     (b) Mr. Toth has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by him.

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CUSIP No. 809241 10 2

     (c) On November 4, 1996 and November 25, 1996 Mr. Toth disposed of 150,000 and 20,000 Shares, respectively, in consideration for 340,000 shares of Common Stock of CEA Lab, Inc. ("CEA") in a private transaction with CEA.

     (d)  Not applicable.

     (e) Mr. Toth ceased to be the beneficial owner of at least 5.0% of the outstanding Shares on November 4, 1996.
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CUSIP No. 809241 10 2


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 3, 1997                /s/ Michael J. Toth
                                        --------------------
                                        Michael J. Toth